UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 15, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

DISCLAIMER 2 The information contained in this presentation may include statements which constitute forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk and uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may turn out to be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date on which they are made.

AGENDA 3 08:30 a.m. – Registration 09:00 a.m. – Financial Strategy |Guilherme Cavalcanti 09:45 a.m. – Operational Risk Management – Industrial - Fibria Case|FM Global 10:30 a.m. – Forestry Capex | Aires Galhardo 11:15 a.m. – Climate Change | Fernando Bertolucci 12:00 p.m. – Q&A 01:40 p.m. – Lunch 02:50 p.m. – Departure for visit to the Igaratá watershed (1:40h) 04:30 p.m. – Arrival and visit to the Igaratá watershed 06:00 p.m. – Departure for São Paulo

Financial Strategy Guilherme Cavalcanti - CFO 4

THE MATURITY OF SYNERGIES CAPTURED SINCE FIBRIA’S CREATION IMPROVED ITS OPERATING INDICATORS 5 PRODUCTION VOLUME (000 t) BEST PRACTICES AND OPERATING STABILITY CASH COST (R$/ton) SG&A (R$ million) STRUCTURE AND PROCESS SIMPLIFICATION EBITDA (R$ million) - EBITDA MARGIN (%) Historical Value Inflation Effect** Historical Value Inflation Effect** * Excludes Conpacel | ** Inflation effect calculated by the IPCA (Consumer Price Index) +14% -21% -28%

NO EXPOSURE TO THE RISK OF ELECTRICITY SHORTAGES, IN SPITE OF WHICH THE COMPANY HAVE BENEFITED FROM THE SALE OF SURPLUS ENERGY 6 Utilities results boosted by energy sales (2Q14: R$ 36/t I 1Q14: R$ 18/t I 2Q13: R$ 14/t) LTM inflation (IPCA): 6.5% LTM average FX: 7.9% + 2.2%

STRONG FLEXIBILITY AND STRUCTURAL ENERGY GENERATION SURPLUS OF 60 MW 7 RB: Recovery Boiler (Total: 7) | PB: Power Boiler (Total: 6) | TG: Turbo Generator (Total: 13) Aracruz v v v v v RB RB RB PB PB v v v v v TG TG TG TG TG v TG

CAPITAL STRUCTURE FIBRIA HAS THE LOWEST LEVERAGE RATIO AMONG ITS LATIN AMERICAN PEERS 8 Net Debt/EBITDA (x)(1) Fibria Arauco CMPC Klabin Suzano S&P BB+/Positive BBB-/Stable BBB-/Stable BBB-/Stable BB/Negative Moody’s Ba1/Positive Baa3/Negative Baa3/Negative - Ba2/Stable Fitch BBB-/Stable BBB/Stable BBB+/Stable BBB-/Stable BB-/Positive Fibria’s historical data in BRL. | (2) Market consensus.

CONTINUATION OF THE LIABILITY MANAGEMENT PLAN, ALSO FOCUSING ON IMPROVING MATURITIES 9 December 2013 June 2014 Cost of debt: 3.8% Average maturity: 52 months Land Deal Bond buyback: Fibria 2020, 2021 and VOTO IV Fibria 2024 issuance Bank loans renegotiations Lower cost of debt Smoother debt amortization schedule NPV of all initiatives: US$270 million Cost of debt: 4.6% Average maturity: 52 months Local Currency Foreign Currency Local Currency Foreign Currency

 BUT THE INITIATIVES HAVE NOT FINISHED, THERE ARE CERTAIN ONGOING NEGOTIATIONS THAT WILL IMPROVE FIBRIA´S DEBT PROFILE EVEN FURTHER 10 Revolver Cash R$1 billion Average Term From: 52 months | to: 54 months Average Cost From: 3.8% | to: 3.7%

A CONSISTENT AND DISCIPLINED APPROACH FOCUSED ON REDUCING DEBT AND ITS COST 11 Gross Debt (R$ million) x Leverage Interest (R$ million) x Leverage Free Cash Flow Increase Reduction in interest Reduction in Cost of Debt This creates a virtuous cycle 2009 2010 2011 2012 2013 Jun/14 2009 2010 2011 2012 2013 2Q14LTM

NEW ISSUANCE BETTER PRICED THAN INVESTMENT GRADE ISSUERS 12 As of Sep 01, 2014 Rating Maturity Volume T-Spread Coupon Fibria Ba1 / BBB- / BB+ 2024 US$ 600 MM 275 bps 5.25% Braskem Baa3/BBB-/BBB- 2024 US$ 500 MM 340 bps 6.45% Petrobras Baa1/BBB/BBB 2024 US$ 2.5 bi 350 bps 6.28% BNDES Baa2/BBB-/ 2024 US$ 500 MM 362 bps 6.32% Klabin BBB-/BBB- 2024 US$ 500 MM 269 bps 5.25% Odebrecht Baa3/BBB/BBB 2029 US$ 500 MM 263 bps 5.25% Secondary Market Rating Maturity Volume T-Spread Yield Fibria Ba1 / BBB- / BB+ 2024 US$ 600 MM 277 bps 5.158% Braskem Baa3/BBB-/BBB- 2024 US$ 500 MM 300 bps 5.353% Klabin BBB-/BBB- 2024 US$ 500 MM 287 bps 5.289% Odebrecht Baa3/BBB-/BBB 2029 US$ 500 MM 251 bps 5.103% Petrobras Baa1/BBB/BBB 2024 US$ 2.5 bi 254 bps 4.908% Gerdau Baa3/BBB-/BBB- 2023 US$ 750 MM 260 bps 4.873%

GROSS CAPACITY ADDITION SHOULD NOT BE REGARDED AS THE ONLY FACTOR INFLUENCING PULP PRICE VOLATILITY(1) 13 List Price bottoming at US$650/t in 2011 and US$726/t in 2014 BHKP prices - cif Europe (US$/ton) Greenfield capacity (000 ton) (1) Source: Hawkins Wright , Poyry and Fibria Analysis. Pulp price estimates according to Hawkins Wright (Jul/2014) and Brian McClay (Jul/14) (2) Partially integrated production

CAPACITY CLOSURES DO HAPPEN 14 Closures of Hardwood Capacity Worldwide (000 ton) Source: PPPC and Fibria

LOWEST VOLATILITY AMONG COMMODITIES 15 Commodities Historical Volatility (US$)(1) (1) Since 2009

FX AND PULP PRICE EXPLAIN 80% OF FIBRIA’S EBITDA MARGIN 16 EBITDA (R$ million) EBITDA Margin Average Price FOEX (US$/t) Exchange Rate Average (R$/US$) Each 10% depreciation of the Real increases EBITDA by 24%

FIBRIA DELIVERS ONE OF THE INDUSTRY’S HIGHEST EBITDA/T AND FCF/T 17 Free cash flow - 2Q14 LTM (R$ Million) Free Cash Flow per ton - 2Q14 LTM (R$/ton)

AMONG THE INDUSTRY’S LOWEST CASH COST PRODUCERS 18 Source: Hawkins Wright (Outlook for Market Pulp, July 2014) | Fibria’s 2Q14 considering a FX of R$/US$2.23. Gray bar includes cash expenses as Interest, CAPEX, SG&A and Taxes (Source: RISI and Fibria). 2Q14 net price US$ 559/t Positive Working Capital: US$44/t SG&A Capex Interest Interest Capacity (k tons): 660 595 1,775 585 565 355 1,005 2,410 1,960 1,095 7,450 = 31,930 330 3,680 4,165 5,300 Total Cash Cost of BHKP delivered to Europe (US$/t)

EXCHANGE RATE DRIVERS 19 International Market Recovery of the US economy. Carry-trade: Selic (11% p.a.) versus Fed Funds (0.25% p.a.) + Brazilian Central Bank Swaps. Domestic Market Balance of payments: current account deficit financed by capital account. Deterioration of the public accounts: reduction in the primary surplus. Crisis in Argentina: reduction in Brazilian exports. Decline in industrial production

BRL DEPRECIATION IS A MARKET CONSENSUS THAT CAN BE CONFIRMED THROUGH THE BROADER SPREAD BETWEEN FX CALL/PUT OPTIONS 20 Put x Call x Spot NDF notional reduction and increase in zero cost collar operations followed by a BRL depreciation

REAL EXCHANGE RATE HAS NOT REFLECTED DOMESTIC /FOREIGN INFLATION DIFFERENTIAL OVER TIME (Base 100 = Jan 2002) 21

FIBRIA HAS THE SIMPLEST AND MOST TRANSPARENT CALL IN THE INDUSTRY 22 Negative Neutral Positive Pulp supply  Closures/conversions  Inefficient capacities in China  Demand  Mature markets  China  Pulp price  Brazil GDP  Energy crisis  FX  Capex inflation  Cost inflation  Rating  Corporate Governance

ROE and ROIC 23

RETURNS MAY CONCEAL MISLEADING INFORMATION, SOME OF WHICH WE WILL TRY TO ADDRESS When dealing with return metrics like ROE and ROIC, it is advisable to be aware of the following: 24 Brazilian and US peers are not comparable: USGAAP does not call for revaluation of biological assets; Within the commodity sector, there are differences related to the accounting treatment of certain information under IFRS (e.g. biological assets in the mining sector vs forestry products); IAS 41 states that biological assets should be measured at the fair value; Business combination (IFRS 3) had an additional impact on companies that have undertaken M&A transactions since 2009 – Fibria's Case. IFRS 3 considers the fair value of the assets acquired.

WHEN LOOKING AT BLOOMBERG, ROE DUPONT ANALYSIS SAYS THAT Net Margin Net Margin = Net profit / Net revenues Asset Turnover Asset Turnover = Net revenues / Average Assets Total Leverage Total Leverage = Average Assets/ Average Equity ROE ROE = Net Profit / Average Equity 25

WHY SHOULD YOU NOT USE NET PROFIT OR OPERATION PROFIT AS A PROXY FOR FIBRIA’S ROE AND ROIC? There were others, but the main accounting/non-cash items that led Fibria to present net loss in recent years are: 26 FX translation of dollar denominated debt at BRL financial statements Depreciation, depletion and amortization

IMPACT OF THE FX VARIATION ON NET INCOME (ACCOUNTING ONLY) HAS DRIVEN THE NET LOSS IN THE LAST FEW YEARS Since the Company is not subject to any material refinancing risk, the exchange rate variation on dollar denominated debt has an even minor relevance 27 R$ million 2010 2011 2012 2013 2014LTM1 Operating Profit 1,589 730 937 1,535 1,584 Net Financial Result (364) (1,869) (1,696) (2,054) (1,064) Foreign Exchange Variation - Debt 331 (1,036) (804) (910) 5 Bond Repurchases/Other (261) (176) (247) (429) (579) Interest (732) (660) (683) (576) (528) Net Income (Loss) 529 (868) (698) (698) 522 2010 2011 2012 2013 Jun/14 Year End Exchange Rate 1.67 1.88 2.04 2.34 2.20 1 - As of June 30, 2014

CAPEX (INDUSTRIAL AND FORESTRY) VS. DEPRECIATION, DEPLETION AND AMORTIZATION 28 (R$ MILLION)

CAPEX (INDUSTRIAL AND FORESTRY) VS. DEPRECIATION, DEPLETION AND AMORTIZATION (R$ MILLION) 29 Industrial: R$330 million Forestry: R$957 million In the following slides we will show the main factors behind the reconciliation of the capex and depreciation, depletion and amortization in the 2013 income statement

FORESTRY CAPEX VS. DEPLETION R$ million (2013) 30 Forestry management Forestry purchase Forestry Partnership Historical Depletion IAS 41 and IFRS 3 Depletion Forestry Partnership Depletion Includes Forestry Partnership - According to notes 18 and 22 (Additions – 2013 Financial Statements) According to 4Q13 Earnings Release – Capital Expenditures 3. According to note 18 and 22 (2013 Financial Statements)

INDUSTRIAL CAPEX VS. DEPRECIATION /AMORTIZATION R$ million (2013) 31 According to note 19 (2013 Financial Statements) According to 4Q13 Earnings Release (Capital Expenditures) According to 2013 cash cost breakdown – 14% for maintenance

WHY SHOULD YOU NOT USE NET INCOME OR OPERATING PROFIT FOR THE ROE AND ROIC CALCULATION? 32 We recommend using a proxy for the net income or operating profit that eliminates the already mentioned non-cash items, resulting in a metric that would capture a cash approach Worth mentioning that any capital gains from land sales would be captured by operating profit (EBIT), so when using “Adj. EBITDA – Capex”, we are not capturing the return on land sale, as in the case of Parkia deal in 2013 (capital gain before taxes: R$ 800 million) Land sold to Parkia represented 38% of Fibria’s own land in December, 2013. Invested Capital = Account receivable + Inventories + current liabilities + fixed assets + Biological Assets

SUBSTITUTING NET INCOME AND ADJUSTING EQUITY TO GIVE A CASH-BASED RETURN ON EQUITY 33 Adj. EBITDA – CAPEX – Interest – Taxes (R$ million) Including capital gains from the land sale in 2013, ROE for that year would have been 15% Shareholders Equity (R$ million)

CASH ROE, BEFORE IFRS 34 ROE = Net Income / Equity ROE = (Adj. Ebitda – CAPEX – Interest - Taxes) / Equity before IFRS

AND THE SAME APPLIES TO THE ROIC 35 Invested Capital = Account receivable + Inventories + current liabilities + fixed assets + Biological Assets 35 Adj. EBITDA – CAPEX – Interest – Taxes (R$ million) Invested Capital (R$ million) Including capital gains from the land sale in 2013, ROIC for that year would have been 11%

CLOSING REMARKS 36 Net income should be considered as a reference for dividend purposes only, not for return metrics; Most of the difference between capex and depreciation/depletion explained by accounting factors generated by IFRS; Positive evolution of Fibria’s ROE and ROIC in recent years.

Operational Risk Management The FM Global approach

FM GLOBAL BY THE NUMBERS 38 ~3,000 total clients 310 clients in Brazil 178 years 31 years in Brazil US$ 5.6 Bn premium p.a. US$ 10.3 Bn surplus AA Fitch A+ AM Best

THE FM GLOBAL DIFFERENCE 39 ENGINEERING 1800 field engineers 1 Single focus on Property 2 Mutual Ownership Membership credits 3 Administration and Claims 4

RESEARCH CAMPUS - FM GLOBAL 40

NORTH AND SOUTH AMERICA MARKET SHARE 41 Pulp Capacity Recovery Units Paper Capacity

WHAT DO THESE COMPANIES HAVE IN COMMON? 42

A CLEARLY DEFINED PATH TO HPR 43 Process commitment Management interest Investment commitment Engineering support Continuous improvement

FM GLOBAL RELATIONSHIP TENURE (IN YEARS) 127 123 113 111 90 76 65 12 FM Global Client Average 44

HPR – HIGHLY PROTECTED RISK 45 PREVENTION HPR PROTECTION CAPACITY US$ 15 million HPR location: US$1 billion

RISK POTENTIAL 46 Magnitude($) Probability Maximum Foreseeable Loss (MFL) Prevention Protection HPR

47 Production Time $ $ Normal Activities Loss Disruption Production Adequate protection(HPR)

HPR BENEFIT 48 Source: FM Global clients history 2000 - 2010

49 And if there is a loss?

PULP AND PAPER LOSSES – BY PERIL 10 Source: Loss history – 50 years | FM Global clients

Fibria and FM Global partnership ACCOMPLISHMENTS 12 Years of Partnership 275 Recommendations completed 252 Field Engineering Visits 10 Visits per year with Fibria’s Management 52

MEMBERSHIP CREDIT ($USD MILLION) 52 Fibria Membership Credit $ 2,440,000

53 How close is Fibria to being fully HPR?

54

HPR BENEFITS 55 Maintain strong revenue streams Superior risk management Reduce production volatility Promote operational stability Meet customer needs and reliability Preserve reputation PROTECT FINANCIAL RESULTS IMPROVE COMPETITIVENESS

FORESTRY CAPEX Aires Galhardo – Forestry Operations 56

CAPITAL EXPENDITURE 57 Maintenance Fertilizer Pesticides Forestry protection Soil preparation Seedling 1 59% 2 24% 3 5% 4 4% 5 3% 6 3% 7 2% Planting or sprouding Harvesting and logistics Opex The information contained herein is for the exclusive use of Fibria Celulose SA, and may not be transferred without authorization from the Company. Base date: July, 2014. It does not include depreciation.

CAPITAL EXPENDITURE 58 Maintenance Fertilizer Pesticides Forestry protection Soil preparation Seedling 1 59% 2 24% 3 5% 4 4% 5 3% 6 3% 7 2% Planting or sprouding Harvesting and logistics Opex The information contained herein is for the exclusive use of Fibria Celulose SA, and may not be transferred without authorization from the Company. Base date: July, 2014. It does not include depreciation.

FIBRIA INFLATION FOCUS ON ALWAYS REMAINING BELOW THE IPCA/INCAF 59 Index 2007=100 Labor Fertilizers Pesticides Fuel etc INCAF - Brazilian Wood Cost Index FIBRIA - Fibria Wood Cost Index IPCA - Brazilian Inflation

MAINTENANCE CAPEX (R$ MILLION) 62

NON RECURRING WOOD IMPACTS ON CASH COST AND CAPEX 61 The wood impact should take 2-2.5 years when then it will become again to normal levels Aracruz Unit: Non recurring increase in third party wood due to: 1) Limited investments in 2008-2009 due to financial crisis 2) Higher volumes of matured wood from partnership program 3) Physiological disturbance in southern Bahia (controlled impact) Três Lagoas Unit: Increase in higher mill to forest distance under partnership program contracts in Mato Grosso do Sul, in order to supply the original start-up of Três Lagoas II (2014). Jacareí Unit: 2-year increase in partnership program in São Paulo.

WOOD PURCHASING 62 In 2008/2009, in an effort to reduce costs, we emphasized the cutting of our own wood and stopped purchasing contracted forest fostering wood. 35% of third party wood supply in 2015 This percentage will start reducing in 2016 reaching a long-term third party wood rate of 8%

MAINTENANCE CAPEX (R$ MILLION) 65

FORESTRY CAPEX – FIBRIA STRATEGY TO SEEK OUT BASE PARTNERSHIPS FOR WOOD SUPPLY 64

OPERATING COSTS STABILITY THROUGH IMPROVED MANAGEMENT AND INNOVATION 65 Effective investment per hectare remains in line with the strategy of controlling inflation R$/ha R$/ton 96 94 98 101

FOREST OF THE FUTURE 2014 ACHIEVEMENT OF 83% OF THE CUMULATIVE CURVE 66

A NEW OUTLOOK A NEW MANAGEMENT MODEL

NEW SELF-PROPELLED PESTICIDE APPLICATION TECHNOLOGY 68 30% of area cleaning operating cost in Bahia 85 % machines for this operation 62 % of personnel in this operation Annual CAPEX savings of R$ 4.6 million NPV - R$ 35.6 million

COMBINED ACTIVITIES OPTIMIZATION OF THE MAINTENANCE AND LOGISTICS SUPPORT STRUCTURE 69 Tillage Fertilization Basin Irrigation Pre-emergent Annual CAPEX Savings R$ 1.8 million NPV - R$ 16 million

SUSTAINING FORESTRY 70 This account also peaked in these years due to the replacement of machines at Três Lagoas In an effort to reduce the impact, we introduced the Skidder model in 2014, reducing the fleet from 5 Clambuncks to 3 Skidders

71 FIBRIA FORESTRY IMPLEMENT PROJECT (FFIP)

FIBRIA FORESTRY IMPLEMENT PROJECT (FFIP) REQUIRED PATENT 72 Reduce the structural weight of the implement by 15% Increase the volumetric capacity of the cargo box by 10%, through the use of differentiated materials Savings of R$2.80/m³

ALIGNMENT 73 Average Projected Annual Increase at 7 years, base Commercial Volume with Bark MAI7 INV: MAI Inventory – Last measurement projects Only plantations over 2 years old are measured (< 2012) Tip Bark Stump Parameters (references): MAI7tot (cc)*: 100% MAI7com (cc)*: 95% MAI7com (sc)**: 84% Bark: 11 – 12% Forecast Chart Analyzed Variable Age (years) MAI: Mean Annual Increment Pulp Planting *With bark ** Without bark

FIBRIA MAI 74 FIBRIA MAI7 2007 2008 2009 2010 2011 2012 average m³ cc/ha.year Harvest Year

MANAGEMENT OF COMPLEXITY WITH COMPETITIVE DIFFERENTIAL 75 Integrated Strategic Planning UN’s Max value FIbria M&A GAP/Surplus wood Supply Strategy Forestry Management FOCUS ON STAKEHOLDERS Digestor FOCUS ON THE CLIENT What / when to harvest? What / when and how to transport ? Where / what type of management to adopt? Clones/IMACEL Road Plan Supply Plan Harvest Plan Transport Plan Silviculture Plan Nursery Plan Long Mid Short

76 3 production units 27,000 plots of land 500,000 hectares of planted area 3 transport modes + transhipment of wood (hubs and deposits) Base Multipurpose Forestry Matrix Proof of IMACCEL gains Enhancement of land flows Insertion of biomass module and the possibility of sending wood to the biomass unit LONG TERM PLANNING Be prepared for market dynamics

WE REMAIN CONFIDENT IN MAINTAINING FORESTRY COSTS BELOW INFLATION 77 FORESTRY HARVEST LOGISTICS Increase operational productivity through new technology Forestry Nano-Planning – Using spatial variability in our favor to maximize the productivity of each site Use of larger marchines Lighter trucks with greater load capacity Maintain operational excellence OPERATIONAL PROCESSES The next phase of the “Forest of the Future” will be proposed for 2015 to 2018

CLIMATE CHANGE AND ITS EFFECTS ON EUCALYPTUS PLANTATIONS: Turning adversity into a competitive advantage Fernando Bertolucci – Technology Center

 Climate Change An overview The Fibria Approach Dimensions of analysis, resources and tools Impacts of climate change on eucalyptus plantations Actions to improve adaptation and the mitigation of risks 79

 Climate Change An overview The Fibria Approach Dimensions of analysis, resources and tools Impacts of climate change on eucalyptus plantations Actions to improve adaptation and the mitigation of risks 80

CLIMATE CHANGE - an overview Main Observed Indicators of a Changing Global Climate Northern Hemisphere Spring Snow Cover A Figuras © IPCC 2013 Artic Summer Sea Ice Extent B Change in Global Average Upper Heat Content C Global Average Sea Level Change D 84

CLIMATE CHANGE - an overview Simulation: average of several models for different scenarios by 2100 © IPCC 2013 Pictures Changes in average temperature in relation to current Changes in average rainfall in relation to current Least drastic scenario Most drastic scenario 85

CLIMATE CHANGE - an overview Global warming is an unequivocal fact: the surface of the earth has been successively warmer over the past three decades than it has during any decade since 1850 Concentrations of CO2 have increased 40% since pre-industrial times There is a clear human impact on the climate 86

CLIMATE CHANGE - an overview 84 The impacts are clear: Ex. Mountain Pine Beetle A necessary condition for natural pest (larvae) control: -30°C temperature for at least five calendar days Milder winters, previously uncommon: Expansion of pests Epidemics, unprecedented damage Area affected (USA/CANADA): over 20 million ha.

85 HOW HAS FIBRIA APPROACHED THIS ISSUE?

UNDERSTANDING THE BASICS 86 Physiological Processes Robust Databases

UNDERSTANDING THE BASICS 87 Phenotype (F) Genotype (G) Environment (A) GxE SP MS ES and BA “Open-air laboratories” ($$) Sensors and equipment Specialized field teams Partnerships with Universities and Research Institutes 23,000 “planting blocks”: Very diverse environments Different growth potentials Specific needs MONITORING STUDIES

DIMENSIONS OF ANALYSIS 88 TREE (TECHS) PLANTATION (FLUX TOWERS) LANDSCAPE (WATERSHEDS) Different Scales

RESOURCES AND TOOLS USED - TREE LEVEL 89 TECHS: Tolerance of Eucalyptus Clones to Hydric and Thermal Stress 25 COMPANIES / 8 UNIVERSITIES CONNECTION BETWEEN FORESTRY, ECOPHYSIOLOGY AND BREEDING 7 climate types Annual rainfall: 800 to 2600mm EXCLUSION OF RAIN: + variability

RESOURCES AND TOOLS USED - TREE LEVEL 90 Stomatal conductance Measurements photosynthesis Respiration Gas exchange Leaf water potential Sap flow Leaf area index Leaf area index Leaf and tree transpiration

RESOURCES AND TOOLS USED 91 PLANTATION LEVEL Flow towers Second-by-second measurements of climate and plant growth Balances of carbon, water and energy, as well as the efficient use of these resources # Modeling the processes that control growth # Eddy-covariance methodology

RESOURCES AND TOOLS USED 92 LANDSCAPE LEVEL Watershed Studies (validated): Monitoring of the main components of the water, carbon and nutrient cycles Runoff Water table Rainwater interception

RESOURCES AND TOOLS USED: SUMMARY 93 Flow Towers (Eucalyptus, Cerrado, Grassland) 6 Intensely Monitored Watersheds 7 Fibria Autmatic Weather Stations 55

APPLYING EXPERTISE

VALUE ADDED TO BUSINESS

FROM UNDERSTANDING PHENOMENA TO GROWTH MODELS (SIMULATIONS)



Temperature
Radiation
Humidity
Environmental conditions
Wind
Transpiration
Leaf area
Growth
Photosynthesis
Nutrition
Soil type
Humidity
Temperature
Fertility
Texture

3-PG Physiological Principles Predicting Growth



MODELING
Light interception
LAI
Intercepted light
Climate and soil condition
Photosynthesis
Gross primary production
CO_2
Respiration
Net primary production
Leaves
Stem
Roots

94

Climate Change An overview The Fibria Approach Dimensions of analysis, resources and tools Impacts of climate change on eucalyptus plantations Actions to improve adaptation and the mitigation of risks 95

IMPACTS OF CLIMATE CHANGE 96 Changes in weather patterns Variation in rainfall patterns in Espírito Santo (1968 to 2010) rainfall (mm) Reduced rainfall and increased amplitude (extreme weather)

IMPACTS OF CLIMATE CHANGE 97 Reduced rainfall vs. forest productivity Productivity Simulation Historical Average 2003 (dry year)

CLIMATE CHANGE IMPACTS 98 The impact of increased CO2 Several Studies Ex.: The Hawkesbury Forest Experiment University of Western Sydney (Australia) Effects of increased atmospheric CO2 on plants: Stimulation of photosynthetic activity – increased carbohydrates, accelerating the growth of the crowns and stems, leading to greater productivity. Reduction in stomatal conductance – less use of water positive impact on the amount of water that flows into rivers and streams, as well as recharging the water table.

CLIMATE CHANGE IMPACTS 99 Compensation for the increase in CO2 HISTORICAL PRODUCTIVITY PRODUCTIVITY 2030 PRODUCTIVITY 2050 Meteorological and eco-physiologicalmodels (simulations) indicate potential productivity gains in areas currently used by Fibria Note: 3 global models (HAD, CSIRO, PCM); change in precipitation, VPD and temperature, 4 IPCC scenarios (A1, B1, A2, B2)

 Climate Change An overview The Fibria Approach Dimensions of analysis, resources and tools Impacts of climate change on eucalyptus plantations Actions to improve adaptation and the mitigation of risks 100

ADAPTATION AND RISK MITIGATION ACTIONS 101 Areas with environmental restrictions, especially with limitations on the availability of water, will be needed to meet the future demand for wood (a global issue) In this context, considering its 20 years of research into the issue, Fibria has intensified its actions to adapt to this new situation, turning a potential problem into an opportunity to generate a competitive advantage

ADAPTATION AND RISK MITIGATION ACTIONS 102 1 2 3 4 5 6 Detailed soil and climatic classification and mapping of all of our planting areas Evaluation of traditional genetic material (urograndis) under water stress - clonal tests and experiments in climatic extremes Introduction of species with a tolerance to water stress Environmental change simulations and evaluations of the risks of Eucalyptus pests and diseases Mapping and monitoring of exotic pests and disease Genetic transformation of Eucalyptus for greater tolerance to climatic extremes

ADAPTATION AND RISK MITIGATION ACTIONS 103 Ex.: CLONAL TEST IN MONTEZUMA MG (650 mm of rainfall per year) – 5 years old Clone A Clone D Clone IMA4 m3/ha.yr A 43.6 B 40.3 C 39.7 D 39.5 E 38.1 F 37.3 G 37.1 H 34.8

FINAL MESSAGE: THE POSSIBILITIES FOR OUR FUTURE 104 A NEW BALANCE DEPENDS ON RESPECT FOR NATURAL RESOURCES Technological Level x Wood productivity (m3/ha.year) DEFINING FACTORS Climate (water, temperature, sunlight and CO2) LIMITING FACTORS Soil, nutrients, genotypes, management REDUCING FACTORS Weeds, Pests and diseases 20 YEARS OF KNOWLEDGE: Predictability: anticipating the future Mitigation of limiting factors Produce more with less Wood productivity(m3/ha.year) Technological Level

MANY OF THESE RESULTS CAME FROM OUR “OPEN-AIR LAB” 105 THE WATERSHED PROJECT (since early 90’s) Plant Ecophysiology Hydrogeology Meteorology Water Balance Carbon Allocation Soil Erosion Flora Fauna Forest modelling Integrating scientific areas of study!

WATERSHED PROJECT Develop forestry management techniques and practices to increase forest productivity and reduce possible environmental impacts Answer controversial questions about Fibria's Eucalyptus plantations involving different stakeholders Develop and enhance process-based models to predict and estimate forest growth taking into account environmental factors Promote environmental education and sustainable conscious of surrounding communities Maintain operational licenses and certifications 106 Main Objectives

WATERSHED PROJECT Total area = 150 ha Previous land use: pasture Natural vegetation: Atlantic rainforest Climate: tropical – summer wet season and winter dry season. Current land use: E. grandis x E. urophylla hybrids (5th cycle) (65% of the land) with two plantation ages Rainforest regenerating (30%) Roads (5%) 107 Main Objectives

WATERSHED PROJECT 108 Site Map and Tour WATER TABLE TREE TRANSPIRATION SOIL EROSION CARBON BALANCE SOIL EROSION

29 Fibria Investor Tour September 16, 2014

D DIP: Deinked Pulp. Paper pulp produced by deinking of recovered paper. H Hardwood pulp: is based on short fibre wood species with broad leaves, typically eucalyptus, birch aspen and mixed hardwoods. The hardwoods are simply harder than the softwoods because the fibres are shorter. Shorter fibre makes for denser cellulose fibres, but also for weaker cellulose. Thus, hardwood is well suited for copy paper, while softwood is required for lightweight printing papers and strong packaging papers. Among the bleached market kraft pulps, 55% is softwood pulp and 45% is hardwood pulp. L LBKP: Leaf bleached kraft pulp, also known as BHKP. M Mechanically processed pulp: (also known as "high-yield" pulp) is characterized by the fact that a very high percentage (normally in the range of 85 to 95 percent) of the original wood components are retained in the final product. The mechanical processes include groundwood, refiner mechanical, thermo mechanical and chemi-thermomechanical. They are products with high bulk, opacity and absorbency, some qualities that are particularly advantageous in certain use applications, like in the production of newsprint and in publication grades of printing and writing paper. Dissolving pulp is highly purified chemical pulp of special quality, with a very high alpha-cellulose content (usually 90% or more), intended primarily for conversion into chemical derivatives of cellulose and used mainly in the manufacture of viscose staple fibre, solvent spin fibre an filament. These pulps are always bleached. They are used principally as the source of cellulose in the manufacture of such products as manmade fibers, plastics, lacquers, rayon, acetate and explosives. Pulp is produced for internal consumption (integrated pulp) or for external sales (market pulp). Of the total global capacity of 215mn tonnes/year, 48mn tonnes (about 255) are market pulp. For statistical purposes, all pulp which crosses an international border is defined as market pulp, even if it is being transferred between mills belonging to a single company. Bleached chemical pulp (BCP, most of it bleached kraft pulp or BKP) is the main pulp type and accounts for nearly 90% of all market pulp capacity (42.5mn tonnes/year). The integrated capacity of bleached kraft pulp is about 53mn tonnes, bringing the total global capacity of bleach kraft to roughly 95mn tonnes per year. Pulp can be categorized according to what type of wood species is used, or more specifically, the length of the wood fibres. Softwood pulp is based on long fibre wood species. These are typically trees with needles, such as pine and spruce. Pine is the main raw material for chemical softwood pulp, while spruce is excellent for the production of mechanical pulps used in publication papers. GLOSSARY B BCP: Bleached chemical pulp (includes bleached kraft pulp and all sulphite pulp, including unbleached sulphite). Also known as "white pulp".BCTMP: Bleached chemi-thermomechanical pulp (Market BCTMP is produced mainly in Canada and New Zealand). BEKP: Bleached eucalyptus kraft pulp (Market BEKP is produced mainly in Latin America and Iberia. Some is also produced in Norway and Thailand). BHKP: Bleached hardwood kraft pulp (all grades, including BEKP, birch, SMHW, NMHW). Birch: Bleached birch kraft pulp. Birch is the principal hardwood grade produced in the Nordic countries. Some is also produced in Canada, although for statistical purposes Canadian birch is categorized as northern mixed hardwood - NMHW. BKP: Bleached kraft pulp (includes all softwood and hardwood kraft pulp.) BSKP: Bleached softwood kraft pulp (all grades). BSP: Bleached sulphite pulp. c Chemically processed pulp: which accounts for approximately 55% of total global pulp production, can be broken down further into sulphate pulp (kraft pulp) or sulphite pulp. The name "kraft" is derived from the German word for "strong". The method involves cooking (digesting) wood chips in an alkaline solution for several hours during which time the chemicals attack the lignin in the wood. The dissolved lignin is later removed leaving behind the cellulose fibres. Sulphite is an old and obsolete production process, and most of the chemical pulp today is produced through the sulphate production process. Chemical pulp can be further categorized into bleached and unbleached. Unbleached Kraft pulp is dark brown in color, so before it can be used in many papermaking applications it must undergo a series of bleaching processes. CMP: Chemi-mechanical pulp. It is the pulp of ligno-cellulose materials, that are previously treated with chemical reagents, obtained by defibration at an atmospheric pressure. CTMP: Chemi-thermomechanical pulp. A category of pulp which is produced by a process in which wood chips are treated with chemicals prior to heating and refining. Unbleached CTMP is mainly used in integrated paper mills. Bleached CTMP, dried and sold as market pulp, has grown significantly in importance and is now widely used in the production of many grades of paper, including woodfree papers.

GLOSSARY N NBKP: Needle bleached kraft pulp, also known as BSKP. NBSK: Northern bleached softwood kraft pulp, the industry's benchmark grade of pulp. Market NBSK is produced mainly in Canada and the Nordic countries. Some NBSK is also produced in north-western USA and in Russia . NMHW: Northern mixed hardwood (kraft) pulp. Sometimes known as NBHK, northern bleached hardwood kraft. P Pulp: is the main raw material used in the production of virgin-fibre paper and paperboard. Fibres are long structures, formed by a microscopic size plant cell, not wide but long, hollow and with walls that vary in width. Pulpwood: is wood used to produce pulp that is used in the manufacture of lumber or plywood. Paper can also be produced using non-wood fibres, like straw, bagasse or bamboo. Recycled paper and paperboard uses recovered paper and board instead of virgin fibre. Pulp can be classified by the production process used to separate the three main components of the wood: cellulose, water and lignin. Lignin acts as the cementing agent in wood, binding the cellulose fibres together. This process can be chemical (wood cooked with chemicals), mechanical (wood ground with physical force), or a combination. R RMP: Refiner Pulp. Pulp produced by subjecting wood chips and/or residues to atmospheric or open-discharge refining. S Semi-chemical pulp: High-yield pulp produced by a mild chemical treatment of the raw material followed by a mechanical defibrating operation, where the lignin is only partially removed. SGW: Stone Groundwood Pulp. Pulp produced by grinding wood logs or bolts (usually 4 feet in length) into relatively short fibres. SMHW: Southern mixed hardwood (kraft) pulp (produced exclusively in the southern United States .) Sources: Celulose Online, Bracelpa, PPPC and Merrill Lynch. Semi-chemical pulp: High-yield pulp produced by a mild chemical treatment of the raw material followed by a mechanical defibrating operation, where the lignin is only partially removed. T TCF: Totally chlorine free. Pulp bleached without the use of any chlorine or chlorinated chemical compounds. TMP: Thermomechanical Pulp. A high-yield pulp produced by a process in which wood particles are softened by pre-heating under pressure prior to a pressurized refining stage. TMP is generally used at mills producing newsprint and mechanical printing papers. Many older mills have replaced their groundwood and sulphite pulping operations with TMP. U UKP: Unbleached kraft pulp. USP: Unbleached sulphite pulp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO